

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au





05006325

28 February 2005


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH, D.C. 213 SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

3/15

Half Year Report of Cue Energy Resources Limited for the Financial Period Ended 31 December 2004

(ABN 45 066 383 971)

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Period ending 31 December 2004 (6 months)
Previous Corresponding Period:	Financial Period ending 31 December 2003 (6 months)

Results for Announcement to the Market for the Financial Period Ended 31 December 2004 (Six Months)

Revenue and Net Profit/(Loss)

	Percentage Change Over Dec '03 (6 months)	Amount (6 months) $'000
Revenue from ordinary activities	(1)%	3,087
Profit/(loss) from ordinary activities after tax attributable to members	(90)%	38
Net profit/(loss) attributable to members	(90)%	38

Dividends
It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities
Marginally lower revenues can be attributed to lower production levels offset by higher realised oil prices and increased interest received on funds held .

(ii) Net Profit
Lower net profit was primarily as a result of increased operating costs and higher income tax expense.

	31/12/2004	31/12/2003
Net Tangible Assets Per Security	4.86 cents	3.05 cents

CUE ENERGY RESOURCES LIMITED
ABN: 45 066 383 971

HALF-YEAR FINANCIAL REPORT
AND DIRECTORS' REPORT

31 DECEMBER 2004

CORPORATE DIRECTORY

DIRECTORS:

RG Tweedie
L Musca
EG Albers
K Hoolihan

ADMINISTRATION OFFICE:

Level 25
500 Collins Street
MELBOURNE VIC 3000

Phone: (03) 9629 7577
Fax: (03) 9629 7318
Email: mail@cuenrg.com.au

REGISTERED OFFICE:

Level 25
500 Collins Street
MELBOURNE VIC 3000

SHARE REGISTER:

Computershare Investor Services Pty Limited
45 Johnston Street
ABBOTSFORD VIC 3067

Telephone: (03) 9415 5000
Fax: (03) 9473 2500

AUDITORS:

PKF
Level 11, 485 Latrobe Street
MELBOURNE VIC 3000

SOLICITORS:

Allens Arthur Robinson
530 Collins Street
MELBOURNE VIC 3000

CONTENTS:

Directors' Report	1-8
Auditor Independence Declaration	9
Statement of Financial Performance	10
Statement of Financial Position	11
Statement of Cash Flows	12
Notes to the Financial Statements	13-17
Directors' Declaration	18
Independent Review Report	19

STOCK EXCHANGE LISTINGS

Australian StockExchange Ltd
Level 3, 530 Collins Street
MELBOURNE VIC 300

New Zealand Exchange
Level 9 Hunter Street
WELLINGTON, NEW ZEALAND

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
PORT MORESBY, PAPUA NEW GUINEA

DIRECTORS' REPORT

The directors present their report together with the consolidated Financial Report of the economic entity for the half-year ended 31 December 2004.

DIRECTORS

The directors of the Company in office during and since the half-year are as follows:

RG Tweedie
L Musca
EG Albers
K Hoolihan

REVIEW OF OPERATIONS

Profit

The consolidated profit after tax of the economic entity for the half-year amounted to $37,676.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

At the end of the half year, the SE Gobe field was producing at an average rate of approximately 6,500 barrels of oil per day (Cue share approximately 250 barrels of oil per day). Cue did not have any hedging arrangements in place during the period.

During the half year Cue's revenue from the field was US$2,278M which resulted from the sale of 49,027 barrels of oil.

2. DEVELOPMENT ACTIVITY

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001 and has been delineated by a total of three wells.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island and has a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

DIRECTORS' REPORT (CONT'D)

Reserves

Field reserves have been audited by DeGolyer and MacNaughton, an international expert.

The reserves (recoverable volumes) are characterized as technical reserves pending final joint venture approval of the development. The DeGolyer and MacNaughton reserves are:

	Proven (1P)	Proven + Probable (2P)	Proven + Probable + Possible (3P)
Oil			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas)			
Gas in place	143	169	183
Recoverable	107	135	147

The recoverable gas volumes do not allow for fuel and flare volumes.

Oyong Development

As a result of an increase in Oyong field recoverable oil estimates and high crude oil prices, the joint venture has modified the approved Oyong development plan to bring forward first oil production to third quarter 2005.

The planned new development will consist of a simple well head structure formed by triangular braced surface well conductors which will extend above the sea surface from a sea floor tall template structure. Up to seven development wells will be drilled through and between the conductors.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java.

First gas is expected around mid 2006. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Recent analysis of the Mundu Formation reservoir rock properties and consequent revised dynamic reservoir simulation modelling, have indicated that the initial oil production rate could reach 20,000 barrels of oil per day for a five horizontal well oil development.

A revised environmental plan and revised plan of development for the field were submitted to the Indonesian authorities during the half year, to allow early oil production.

Oyong Funding

The revised plan of development requires reduced capital expenditure with Cue's 15% share being reduced from US$19 million to US$17 million.

The requirement for securitization of gas sales payments should also be reduced as the increased oil revenue due to higher proven reserves and increased oil prices are expected to substantially cover the cost of development. Negotiations on securitizing gas payments under the Gas Sales Agreement are still continuing.

DIRECTORS' REPORT (CONT'D)

In December 2004, Cue made a placement of 40 million shares at an issue price of Australian 25 cents to raise AUD10 million.

The money will be used to fund Cue's share of the initial capital expenditure for the oil development phase of the field.

3. EXPLORATION ACTIVITIES

Papua New Guinea

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the half year.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the half year, line cutting and shot hole drilling began on the Wabi - Wasuma seismic survey. Subsequent to the end of the half year, data recording began. The survey is being recorded over the Wasuma and Bilip structures and the area immediately to the southwest of Bilip and is designed to define a drilling location for a potential late 2005 exploration well.

PRL -8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

No exploration activity took place during the half year.

PRL -8 contains the Kimu gas field.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the half year.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet.

DIRECTORS' REPORT (CONT'D)

The 6 October, 2004 announcement by Oil Search and Esso Highlands Limited that the owners of the Highlands Gas Project have decided to move the project to the front end engineering and design (FEED) phase is a significant step toward commercializing the significant volumes of natural gas that have been discovered in Papua New Guinea. The Highlands Gas Project is intended to transport natural gas from PNG to Queensland, Australia. On 11 February 2005, Oil Search announced that it had entered into agreements with Mitsubishi Gas Chemical Company Inc and Itochu Corporation to progress a proposed petrochemical plant to be located at Napa Napa, near Port Moresby. The agreements allow for negotiations on a comprehensive gas supply agreement and plant and market feasibility to begin.

The combination of the PNG to Queensland pipeline and Oil Search's efforts to commercialise gas with a range of other initiatives, such as petrochemical manufacture, compressed natural gas exports and gas to liquids developments, leads Cue to believe that its substantial volumes of recoverable gas in PRL -8 and PRL -9 will ultimately add significant value to the company.

Indonesia

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Jeruk -2 (Sole Risk Operation)

Jeruk -2 began drilling on 22 July 2004. The well is located approximately 1.6 km east of Jeruk -1.

During the half year, Santos announced that an open-hole Drill Stem Test (DST) was performed in the well during 16th and 17th of October 2004. The test was performed over an 18 metre interval from 5,134m to 5,152m measured depth (MD).

The results from the DST were:

- A flow rate of 7,488 barrels oil (1,190 kilolitres) per day was recorded through a 1/2 inch (12.7 millimetre) surface choke accompanied by 2.21 million cubic feet (62.6 thousand cubic metres) per day of gas during a $5^{1/2}$ hour flow period.
- The flow rate was constrained by the throughput capacity of the surface production test facilities.
- A flowing tubing head pressure of 2,762 pounds per square inch (19,043 kilopascals) was recorded.

The well was then deepened to 5507m MD where an unsuccessful effort was made to obtain wireline pressure data. The well was further deepened to 5674 metres MD in an attempt to establish the extent of the hydrocarbon column. After running a 4.5 inch liner, the well was drilled to 5726 metres MD and an open hole test run, which recovered 57 barrels of formation water, but did not provide pressure data of sufficient quality to determine the extent of the hydrocarbon column.

DIRECTORS' REPORT (CONT'D)

Subsequent to the end of the half year, due to mechanical difficulties the well was side tracked to 5460 metres MD and an open hole test run below a 4.5 inch liner set at 5430 metres.

Oil and gas were recovered at surface during the clean up flow, but the flow potential could not be established due to mechanical restriction caused by well debris in the test string.

On 20 January 2005, Santos advised that testing operations conducted by its wholly owned subsidiary, Santos (Sampang) Pty Ltd, had been completed on the Jeruk 2 wellbore and that the well would now be suspended for re-entry at a later date.

"This decision followed analysis of data from the open-hole Drill Stem Test (DST) 3 conducted during the prior week and mechanical well bore difficulties.

Examination of data obtained during the test confirmed that a mixture of fluids containing oil flowed to the surface during the initial flow from DST 3. The fluid mixture flowed at an unstabilized rate as part of the initial "clean-up" flow. The oil has an estimated gravity of 33° API, the same as oil recovered from earlier DSTs in the Jeruk field.

The open-hole DST 3 commenced on 9 January 2005 and was performed over a 30 metre interval from 5,430m to 5,460m measured depth. During the initial part of the DST the test tools became plugged with well debris, preventing further flow.

A stable flow rate could not be established. Several attempts were made to clear the plugged test string. However, it became impractical to continue testing operations and the well was suspended.

The results from DST 3 indicate that oil is present in the Jeruk field down to at least 5,460m measured depth. Analysis of data following completion of the test indicates that the oil tested in Jeruk 2 DST 3 is part of the same hydrocarbon column as that tested in Jeruk 2 DST 1 over the interval 5,134m to 5,152m in the Jeruk 2/ST2 (Side Track) well bore.

A hydrocarbon column of at least 379m has therefore been encountered in the Jeruk field indicating likely recoverable reserves in excess of the pre-drill estimate of 170 million barrels.

A 3D seismic survey is being conducted in the Sampang area and will extend over the Jeruk field area. Following the 3D seismic survey, the program to appraise the field more fully will be developed."

Santos is currently integrating all data into a final evaluation of the well to help narrow a likely reserve range for the field.

Cue believes that the results of the Jeruk 2 are positive and encouraging.

DIRECTORS' REPORT (CONT'D)

Cue elected not to participate in both the Jeruk -1 and Jeruk -2 wells and accordingly these wells were drilled on a sole risk basis by Santos (Sampang) Pty Ltd. However, Cue is entitled to reinstate its right to participate in the Jeruk discovery, subject to the payment in cash of its 15% share of Jeruk expenditures to the time of reinstatement and the payment of a sole risk premium, which can be paid out of oil production from a Jeruk development.

Other Areas

During the half year, planning was undertaken to acquire an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block.

Seismic acquisition is expected to begin in March 2005 with a view to defining at least one drillable prospect for late 2005 exploration drilling.

New Zealand

PEP 38413 Taranaki Basin - New Zealand (5% interest being acquired)
Operator: Santos

Subsequent to the end of the half year, Cue announced that it had signed a Sale and Purchase Agreement Term Sheet to purchase Delta Oil Taranaki Pty Ltd's (Delta) 5% interest in PEP 38413, the permit that contains the Maari oil field in the offshore Taranaki Basin, New Zealand. The purchase is conditional, inter alia, on required government and joint venture approvals.

The purchase price is Australian dollars 6.2 million; which represents A$2.48 per barrel for the 2.5 million barrels of P_{50} recoverable oil volumes for the Maari field attributable to Cue. The effective date of the sale is 1 December 2004.

The Maari field, situated in 100 metres water depth, approximately 80km from the Taranaki coast, is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled by Tricentrol (operator) and Cue Energy Resources in 1983 and has been the subject of a number of subsequent delineation wells. Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 50 million barrels (Horizon Oil ASX release, 4 November 2004).

It is expected that a development decision will be made by mid year 2005, with first oil production in the second quarter 2007, at an initial production rate of around 30,000 barrels of oil per day (gross), with Cue's share being 1,500 barrels of oil per day.

PEP 38413 also contains the smaller Manaia oil discovery that may be developed in the future.

The purchase of a 5% interest in PEP 38413 and the Maari field and the addition of approximately 2.5 million barrels of recoverable oil, with Cue share of initial production from the field expected to be 1,500 barrels of oil per day in 2007, will compliment Cue's existing share of oil production from the SE Gobe oil field in Papua New Guinea and the Oyong oil and gas field in Indonesia (when it comes on stream), and will provide a significant boost to future corporate cash flow, with oil production from SE Gobe, Oyong and Maari expected to continue for the next 9 to 10 years..

DIRECTORS' REPORT (CONT'D)

Australia

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the half year.

T37/P Bass Basin - Tasmania (50% interest)

Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)

Operator: Cue Energy Resources

On 9 December 2004, permits T/37P and T/38P were granted to Galveston Mining Corporation Pty Ltd, a wholly owned subsidiary of Cue Energy Resources (50% interest) and Exoil Limited (50% interest). The permits are in the offshore Bass Basin, immediately adjacent to the licence which contains the Yolla gas/condensate field from which production is expected to begin in February 2005.

Western Australia

Subsequent to the end of the half year, the Joint Authority awarded three new exploration permits over 2004 offshore exploration bid areas WA-359-P, WA-360-P and WA-361-P. Area WA-359-P was awarded to Cue Exploration Pty Ltd (50% interest and operator) and Exoil Limited (50% interest). Areas WA-360-P and WA-361-P were awarded to Cue Exploration Pty Ltd (50% interest and operator) and Gascorp Australia Limited (50% interest).

Corporate

In December 2004, Cue made a placement of 40 million new shares at an issue price of Australian 25 cents to raise AUD10 million.

Rounding off of amounts

The Parent entity satisfies the requirements of ASIC Class Order 98/0100 and accordingly amounts in the financial statements and director's report have been rounded to the nearest thousand dollars.

AUDITOR INDEPENDENCE DECLARATION

A copy of the auditor independence declaration is set out on page 9.

Signed in accordance with a resolution of Directors.



RG Tweedie
Director

Dated at Melbourne this 28th day of February 2005

A Member Firm of PKF International



Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENCE DECLARATION

**TO : THE DIRECTORS
CUE ENERGY RESOURCES LIMITED**

As lead engagement partner for the review of Cue Energy Resources Limited for the half year ended 31 December 2004, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

PKF

PKF
Chartered Accountants

M L Port
Partner

28 February 2005
Melbourne

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	31/12/2004 $AUD'000	31/12/2003 $AUD'000
Revenues from ordinary activities	3	3,087	3,118
Expenses from ordinary activities			
Production costs		483	855
Amortisation production properties		1,130	976
Depreciation		4	4
Decrease in provisions		(76)	(413)
Administration expenses		352	306
Employee expenses		376	442
Net foreign currency losses		476	415
		2,745	2,585
Profit from ordinary activities before income tax expense		342	533
Income tax expense relating to ordinary activities	4	304	145
Profit/(Loss) from ordinary activities after income tax expense		**38**	**388**
Expenses recognised directly in equity Share issue costs		504	-
Profit after tax and total changes in equity other than those resulting from transactions with owners as owners		**(466)**	**388**
Basic earnings (loss) per share (cents per share)		0.01	0.12
Diluted earnings (loss) per share (cents per share)		0.01	0.12

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2004

	Note	31/12/2004 $AUD'000	30/06/2004 $AUD'000
CURRENT ASSETS			
Cash assets		13,078	4,215
Receivables		1,123	834
TOTAL CURRENT ASSETS		14,201	5,049
NON-CURRENT ASSETS			
Cash Assets		70	69
Property, plant & equipment		21	24
Other financial assets		508	401
Exploration and evaluation expenditure		25,451	23,895
Production properties		4,896	6,059
TOTAL NON-CURRENT ASSETS		30,946	30,448
TOTAL ASSETS		45,147	35,497
CURRENT LIABILITIES			
Payables		984	657
Redetermination deferred income		264	623
Provisions		61	-
		1,309	1,280
NON-CURRENT LIABILITIES			
Provisions		88	83
TOTAL NON-CURRENT LIABILITIES		88	83
TOTAL LIABILITIES		1,397	1,363
NET ASSETS		43,750	34,134
EQUITY			
Contributed equity	5	85,680	76,158
Reserves		236	180
Accumulated losses		(42,166)	(42,204)
TOTAL EQUITY		43,750	34,134

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	31/12/2004 $AUD'000	31/12/2003 $AUD'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from production	2,483	2,838
Interest received	33	25
Payments to suppliers and employees	(1,292)	(1,405)
Income taxes paid	(666)	(309)
Net cash provided by operating activities	558	1,149
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration, Evaluation and Development	(812)	(1,242)
Proceeds from sale of assets	72	-
Net cash provided by (used in) investing activities	(740)	(1,242)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from share issues	10,025	-
Payments for share issue costs	(504)	-
Net cash provided by financing activities	9,521	-
Net increase (decrease) in cash assets	9,339	(93)
Cash assets at the beginning of the half-year	4,215	3,825
Exchange rate adjustments	(476)	(416)
Cash assets at the end of the half-year	13,078	3,316

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose half-year consolidated financial report has been prepared on a going concern basis in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

It is recommended that this report be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements made by Cue Energy Resources Limited during the half-year in accordance with continuous disclosure obligations.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those of the previous financial year and corresponding half-year (except as disclosed below in Note 2). For the purpose of preparing the half- year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report does not include notes of the type normally found in an annual financial report.

NOTE 2 MIGRATION TO AUSTRALIA FROM NEW ZEALAND

A resolution of members at the Annual General Meeting held on 26 November 2004, approved the migration of the Company from New Zealand to Australia.

The migration was completed on 9 February 2005, with the result that the Company is incorporated under and subject to Australian Corporations Law.

The initial translation to the Australian dollar reporting currency has been carried out as at 1 July 2004 in accordance with Urgent Issues Group Abstract 46 "Initial Foreign Currency Translation for Redomiciled Entities". Comparative information for the preceding reporting period has been translated at the spot rate as at 30 June 2004 in accordance with UIG 46.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 3 REVENUE FROM ORDINARY ACTIVITIES

	31/12/2004 $AUD'000	31/12/2003 $AUD'000
Operating Activities		
Production Sales	3,031	3,090
Non-Operating Activities		
Interest	56	28
Total revenues from ordinary activities	3,087	3,118

NOTE 4 TAXATION

Operating profit before tax	342
Income tax expense at 30%	103
Tax effect of:	
- Tax on foreign income due to different tax rate	122
- Allowable mining deductions	(261)
- Losses in subsidiaries not considered recoverable	355
- Share issue costs claimed	(15)
	304

NOTE 5 CONTRIBUTED EQUITY

	31/12/2004	31/12/2003
Issued and Paid Up Capital		
Fully paid ordinary shares	85,176	76,158
Share issue costs	504	-
	85,680	76,158

Details	Number of Shares	Issue Price	Value $
Opening Balance 1/7/04	333,943,755		76,158
New issue 22/12/04	40,000,000	$0.25	10,000
Share issue costs			(503)
Options exercised	250,000	$0.10	25
Closing balance 31/12/04	374,193,755		85,680

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 6 EVENTS SUBSEQUENT TO BALANCE DATE

A placement of 60 million ordinary shares at 30 cents each was completed 9 February 2005, raising $18 million.

Exploration blocks WA-359-P, WA-360-P and WA-361-P in the Carnavon basin were awarded to a subsidiary Cue Exploration Pty Ltd, which will have a 50% interest and operate the permits respectively.

A subsidiary, Highlands Oil and Gas Pty Ltd, entered into a Sale and Purchase Agreement to acquire a 5% working interest in the Maari oil field in the Taranaki basin, New Zealand for $6.2 million.

NOTE 7 SEGMENT INFORMATION

2004 BUSINESS SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA$ AUD'000	TOTAL$ AUD'000
Segment Revenue	3,031	56	-	-	3,087
Earnings:					
Segment Result	1,143	(1,105)	-	-	38

2004	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA$ AUD'000	TOTAL$ AUD'000
Assets					
Segment assets	10,824	13,745	77	20,501	45,147
Liabilities					
Segment liabilities	349	1,048	-	-	1,397

2003 BUSINESS SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA$ AUD'000	TOTAL$ AUD'000
Segment Revenue	3,090	-	-	-	3,090
Unallocated Revenue	-	28	-	-	28
Consolidated	3,090	28	-	-	3,118
Earnings:					
Segment Result	1,115	(727)	-	-	388

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

JUNE 2004	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA$ AUD'000	TOTAL$ AUD'000
Assets					
Segment assets	11,640	4,655	89	19,113	35,497
Liabilities					
Segment liabilities	623	740	-	-	1,363

NOTE 8 INTERNATIONAL FINANCIAL REPORTING STANDARDS

Cue Energy Resources Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents to International Financial Reporting Standards (IFRS). The Company has allocated internal resources to isolate key areas that will be impacted by the transition to IFRS. Cue Energy Resources Limited has established a process whereby solutions have been developed and will shortly be implemented. As Cue Energy Resources Limited has a 30 June year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with IFRS. This will form the basis of accounting for IFRS in the future, and is required when Cue Energy Resources Limited prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are key areas where accounting policies will change and may have an impact on the Company's financial report. The Company has not yet been able to reliably quantify the impacts of changes to the financial report as a result of the adoption of IFRS.

(a) Impairment of Assets

Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of fair value less costs to sell and value in use. This will result in a change in the company's accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

(b) Classification of Financial Instruments

Under AASB 139 *Financial Instruments: Recognition and Measurement,* financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables- measured at amortised cost, held to maturity - measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

(c) Income Taxes

Under AASB 112 *Income Taxes*, the company will be required to use a balance sheet liability method which focuses on the tax-effects of the transactions and other events that affect amounts recognized in either the Statement of Financial Position or a tax-based balance sheet.

(d) Exploration and Evaluation Expenditure

The Australian equivalent of the IFRS standard AASB 6 - Exploration for and Evaluation of Mineral Resources was issued in December 2004. This standard is specific to exploration and evaluation assets and mandates the "area of interest" concept. It also requires companies that recognise exploration and evaluation assets to perform impairment tests on those assets when facts and circumstances suggest the carrying amount of the asset may be impaired. The impairment test is assessed at a cash generating unit or group of cash generating units level provided this is no larger than an area of interest.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Cue Energy Resources Limited, I state that:
In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the consolidated entity; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.



Director

Dated at Melbourne this 28th day of February 2005



Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Scope

We have reviewed the financial report of Cue Energy Resources Limited for the half-year ended 31 December 2004. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the period's end or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the consolidated entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. The auditor's independence declaration given to the directors would be in the same terms if it had been given at the time the review report was made.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Cue Energy Resources Limited is not in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF

PKF
Chartered Accountants

M L Port
Partner

28 February 2005
Melbourne